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___________________________________
                                        :
         IN THE MATTER OF               :
                                        :
        AYP CAPITAL, INC.               :
                                        :    CERTIFICATE
         File No. 70-8951               :    PURSUANT TO RULE 24
                                        :    FOR THE QUARTER ENDED
     (Public Utility Holding            :    JUNE 30, 1998
      Company Act of 1935)              :
________________________________        :




          During the second quarter, AYP Capital, Inc. (AYP Capital) continued its activities in marketing and selling heat pumps. To date, in connection with these activities, AYP Capital has spent a total of $834,130 in operation and maintenance expenses, $39,076 in capital expenditures less $9,160 in depreciation expenses for a net $29,916. Attached are consolidated financial statements for the quarter ended June 30, 1998.

                              AYP CAPITAL, INC.



                              By /s/ Carol G. Russ
                                     Carol G. Russ
                                     Counsel
                                     AYP Capital, Inc.


Dated: August 25, 1998